  Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following interview was conducted on September 24, 2021. A transcript of the interview is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Azia:	Joining me now, Phyllis Newhouse, founder and CEO of Xtreme Solutions and also CEO and co-founder of Athena Technology Acquisition Corp. Thank you so much for joining us. First question here, I want to jump right in. How has interest in funding female-led startups changed over the past year?

Phyllis Newhouse...:	Wow, that’s a great question. I always say that it’s changed because if you look at the amount of women that are in the space, and most of them are not leading organizations, we see more women in the [inaudible 00:00:32], but not a lot of women are leading or had not. But what we’re seeing now is the landscape is changing tremendously. Yet women that are now leading SPAC, you have women that are taking startups and going via public. You have women that are just game changers. They’ve got technology solutions that are out there. And I think you’re seeing more women in industries where you didn’t see them before, so I think the industries are also creating this change.

Azia:	It’s a hopeful note and I think that makes me feel a little bit better coming from you. But I also want to talk about the progress that you want to see, the world bank estimates that while women own businesses account for more than 30% of global firms, only 10% of female entrepreneurs actually have enough capital to grow their companies. Again, can you kind of speak about the progress that you think still needs to happen here?

Phyllis Newhouse...:	Yeah, you know what Azia, I always tell you leading the SPAC, I got an opportunity to really see a market in an industry that really needed a lot of change. And I’ll tell you, one of those things is that I found that female founders don’t get access to capitals and the same networking opportunities that our male counterparts get. And I think early understanding the process and understanding the game. I always say this, and you’ll hear me say this time and time again, is that if you want to play the game you have to be a student of the game and you have to learn the game so that you cannot be denied the opportunity.

And when you see this in the financial industry, it is that not understanding when should you bring a bank in when you need it to raise capital, and what’s the process of raising the capital and who should you be connected with in order to do that. So I think there is a lot of... The lack of understanding of how the process works, and the more we get educated on the process I guarantee you’re going to see women changing this whole industry.

Azia:	Phyllis, I love that insight. And I’m wondering if you have advice for female leaders on building their businesses. And to that point, do you advise female entrepreneurs to do that education really on their own or hire out to make those different connections happen?

Phyllis Newhouse...:	You know, I think it’s a combination of where do you get the understanding and knowing how this game is played. I think there’s a combination of mentors, coaches and advisors, they all do the very different things. But I would share with this, if I had any advice to give any woman that’s starting a business, that’s leading a business or wherever you are in the life cycle of business, I would say this, is that, don’t be afraid to say I don’t know the process, I don’t truly understand the game because the moment that you admit that, then you open up the opportunities.

I say, we only need one thing Azia, and that’s called the ROC, resources, opportunities and a connection. One of those things can change the trajectory of your business and it can make your whole life a very different situation today than it was yesterday. And so it’s that resource, opportunities and connections that I believe that women founders should be looking for.

Find that resource that you need so that you can understand how the process works, and then sometimes it’s just someone giving you the opportunity, invest back in other women. A lot of us have the opportunity to do that, but when we’ve already arrived and we’ve kind of scaled our business, go back and help another woman by investing in that business, especially if you’re in the same industry. And then connect... In the connection point, let’s connect the dots for each other. I think that’s what’s missing a lot. We don’t know that we all are one ask away from having something connected or having a resource that we need, so just ask the question, who can I be connected to today? Who is willing to connect me today?

Azia:	It’s especially important, guidance especially during this time with all of the different socioeconomic pressures on female entrepreneurs. I want to switch gears though and talk about Athena, earlier this year it announced it would acquire the renewable energy company Heliogen. What makes that company so attractive and where do you see the future of clean energy?

Phyllis Newhouse...:	Well, I’ll tell you what makes it, we looked at over a dozen companies and we narrowed it down. We were looking for a company that had innovation, a company that had disruptive technology, a great management team, diversity and inclusion was really on the top of our list. And I would tell you, Heliogen checked all the boxes led by an incredible leader, Bill Gross himself.

One moment with the guy, you just knew that this was a team and someone you wanted to partner with. And so we believe that because we were all women [inaudible 00:05:19] and our expertise span across industries. We wanted to deploy that expertise to a company that we felt was game changing, and we believe that because of how renewable energy... Bill Gross has come up with computer visioning AI and combined that with some additional advanced technologies, that’s changing the game and how we see energy be more efficient, more economical. And also the traditional solar energy generation is going to change as a result of this technology. So we just believe this is the way of the future, and we believe this is not just game changing but life changing for the globe.

Azia:	Phyllis, also have to mention you are a 22 year US army veteran with a background in cybersecurity, thank you for your service.

Phyllis Newhouse...:	Thank you.

Azia:	What is your reaction to the rise of ransomware attacks we’ve seen this year and also the US handling of cybersecurity in general? We’re just coming off the heels of the president’s address at the UNGA about this very topic.

Phyllis Newhouse...:	Yeah. Well, I’ll tell you, we saw a 7000 plus percent increase in ransomware attacks since COVID. And so I think when you look at Asia, America and around the globe was not ready for the rapid work from home organizations, even a larger organization struggle with cybersecurity, the ransomware. And we still don’t even know the complexity of the attacks because sometimes it takes a couple of years, it takes a couple of months before you even realize that there have been an exposure.

And I think the president’s address today to invest in cybersecurity, that make this as a priority for this country, in light of the war, downsizing in the war ending. I think we are more vulnerable now than we will ever be. And this is... And I’m so glad that the United States is put in a lot of priority and pressure on this and investing the dollars that is needed for this. This is a very complex industry in terms of the vulnerabilities, our critical infrastructure. And so I think when we look at the critical infrastructure bill, the dollars that have been allocated for cyber is right on point.

Azia:	Phyllis Newhouse, so good to have you on the show. Thank you for stopping by. She’s the founder and CEO of Xtreme Solutions and CEO and co-founder of Athena Technology Acquisition Corp.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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